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                                                                    EXHIBIT 99.2

                                                           [ENGLISH TRANSLATION]

                                                            CORPORATE DISCLOSURE

                                                                 JANUARY 6, 2004


                              HANARO TELECOM, INC.

 PAYMENT OF FINE FOR VIOLATION OF THE OBLIGATION TO FILE SECURITIES REGISTRATION
       REPORT FOR THE 13TH BONDS WITH WARRANTS (DETACHABLE) UPON ISSUANCE


DETAILS

1)   Supervisory organization: Securities and Derivatives Committee

2)   Ground for violation:

On March 6, 2001, Hanaro Telecom, Inc. issued US$100 million (KRW123.6 billion) Euro Bonds with Warrants (BW) with Tongyang Securities as the lead manager. Despite the fact that there was a subscription of the BW amounting to US$70 million (KRW86.5 million), by a local investor, Hyundai Investment Trust Management, Hanaro failed to file a securities registration report with the Financial Supervisory Commission.


3)   Details of the fine:

In accordance with the provision of Article 206-11-1 of the Securities & Exchange Act of Korea, Hanaro is subject to a fine amounting to KRW500 million.


4)   Payment due: March 4, 2004


OTHERS

Date of receipt of notice: January 6, 2004